As filed with the Securities and Exchange Commission on August 1, 2005
Securities Act File No. 333-124831

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 1
PATRIOT CAPITAL FUNDING, INC.
(Exact name of registrant as specified in charter)
61 Wilton Road, 2nd Floor
Westport, CT 06880
(Address of principal executive offices)
Registrant’s telephone number, including area code:
(203) 227-7778
Richard P. Buckanavage
President and Chief Executive Officer
Patriot Capital Funding, Inc.
61 Wilton Road, Second Floor
Westport, CT 06880
(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq. Cynthia M. Krus, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, DC 20004	Paul K. Risko, Esq. Sidley Austin Brown & Wood LLP 787 Seventh Avenue New York, NY 10019
      Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

      If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.     ☐
      It is proposed that this filing will become effective (check appropriate box):
      ☐ when declared effective pursuant to section 8(c).

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE
      This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-124831) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “1933 Act”), solely for the purpose of adding additional exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 1 does not change the form of prospectus filed pursuant to Rule 497 under the 1933 Act on July 28, 2005. As permitted by Rule 462(d), this Post-Effective Amendment shall become effective upon filing with the SEC.

PART C
Other Information

Item 25.	Financial Statements And Exhibits
      (1) Financial Statements
      The following financial statements of Patriot Capital Funding, Inc. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:
      (2) Exhibits

(a)(1)	Restated Certificate of Incorporation of the Registrant**

(a)(2)	Form of Certificate of Amendment to Restated Certificate of Incorporation**

(b)	Restated Bylaws of the Registrant**

(c)	Not Applicable

(d)	Form of Stock Certificate**

(e)	Dividend Reinvestment Plan**

(f)(1)	Credit Agreement**

(f)(2)	Consent and First Amendment to Credit Agreement**

(f)(3)	Second Amendment to Credit Agreement**

(f)(4)	Consent, Waiver and Agreement to Credit Agreement**

(f)(5)	Revolving Credit Agreement between the Registrant and Patriot Partners, L.P.**

(f)(6)	Promissory Note between the Registrant and Patriot Partners, L.P.**

(f)(7)	Securitization Revolving Credit Facility Commitment Letter**

(g)	Not Applicable

(h)	Form of Underwriting Agreement**

(i)(1)	Stock Option Plan**

(i)(2)	Form of Stock Option Agreement for Officers**

(j)(1)	Custodian Agreement with U.S. Bank National Association**

(j)(2)	Custodian Agreement with Wells Fargo, National Association (contained in Exhibit (k)(9))

(k)(1)	Brokerage and Servicing Agreement between the Registrant and Wilton Funding, LLC**

(k)(2)	Consulting Agreement between Registrant and Philan LLC**

(k)(3)	Consulting Agreement between Wilton Funding, LLC and Kilgore Consulting CPM LLC**

(k)(4)	Employment Agreement between Registrant and Richard P. Buckanavage**

(k)(5)	Employment Agreement between Registrant and Timothy W. Hassler**

(k)(6)	Form of Termination of Consulting Agreement between Registrant and Philan LLC**

(k)(7)	Form of Termination of Consulting Agreement between Registrant and Kilgore Consulting CPM LLC**

(k)(8)	Form of Merger Agreement between Registrant and Wilton Funding, LLC**

(k)(9)	Loan Funding and Servicing Agreement by and among the Registrant, Patriot Capital Funding LLC I, Fairway Finance Company, LLC, Harris Nesbitt Corp. and Wells Fargo Bank, National Association

(k)(10)	Purchase and Sale Agreement by and between the Registrant and Patriot Capital Funding LLC I

(k)(11)	Securities Account Control Agreement by and among the Registrant, Patriot Capital Funding LLC I, Harris Nesbitt Corp. and Wells Fargo Bank, National Association

(k)(12)	Intercreditor and Concentration Account Administration Agreement by and among the Registrant, U.S. Bank National Association and Wells Fargo, National Association

(l)	Opinion and Consent of Sutherland Asbill & Brennan LLP

(m)	Not Applicable

(n)(1)	Consent of Grant Thornton LLP, independent registered public accounting firm for Registrant**

(n)(2)	Report of Grant Thornton LLP regarding “Senior Securities” table contained herein**

(o)	Not Applicable

(p)	Not Applicable

(q)	Not Applicable

(r)	Code of Ethics**

**	Previously filed.

Item 26.	Marketing Arrangements
      The information contained under the heading “Underwriting” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses Of Issuance And Distribution

SEC registration fee	$20,213
Nasdaq National Market listing fee	$105,000
NASD filing fee	$17,674
Accounting fees and expenses	$75,000	(1)
Legal fees and expenses	$750,000	(1)
Printing and engraving	$250,000	(1)
Miscellaneous fees and expenses	$82,113	(1)
Total	$1,300,000	(1)

(1)	These amounts are estimates.
      All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons Controlled By Or Under Common Control
      Immediately prior to this offering, Compass Group Investments, Inc., a Bahamian corporation, will beneficially own 100% of the shares of common stock outstanding of the Registrant. See “Certain Relationships” in the prospectus contained herein.
      The Registrant owns 100% of the outstanding equity interests of Patriot Capital Funding LLC I, a Delaware limited liability company.

Item 29.	Number Of Holders Of Securities
      The following table sets forth the number of record holders of the Registrant’s capital stock at June 30, 2005.

Number of
Title of Class	Record Holders

Common stock, $0.01 par value	1

Item 30.	Indemnification
      Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.
      Section 102(b)(7) of the Delaware General Corporation Law allows a Delaware corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit.
      Subject to the 1940 Act or any valid rule, regulation or order of the Securities and Exchange Commission thereunder, our restated certificate of incorporation, provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition, our restated certificate of incorporation provides that the indemnification described therein is not exclusive and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of stockholders or directors who are not interested persons, or otherwise, both as to action in his official capacity and to his action in another capacity while holding such office.
      The above discussion of Section 145 of the Delaware General Corporation Law and the Registrant’s restated certificate of incorporation is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Registrant’s restated certificate of incorporation.
      As of the date of the completion of this offering, the Registrant will have obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrant’s behalf, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.
      The Registrant has agreed to indemnify the several underwriters against specific liabilities, including liabilities under the Securities Act of 1933.

Item 31.	Business And Other Connections Of Investment Adviser
      Not applicable.

Item 32.	Location Of Accounts And Records
      All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1) the Registrant, 61 Wilton Road, 2nd Floor, Westport, CT 06880;

(2) the Transfer Agent; and

(3) the Custodian.

Item 33.	Management Services
      Not Applicable.

Item 34.	Undertakings
      1. The Registrant hereby undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.
      2. The Registrant undertakes that:

(a) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, in the State of Connecticut, on the 1st day of August, 2005.

PATRIOT CAPITAL FUNDING, INC.

By:	/s/ Richard P. Buckanavage

Richard P. Buckanavage
President, Chief Executive Officer and Director
      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on August 1, 2005.

Signature	Title

/s/ Richard P. Buckanavage Richard P. Buckanavage	President, Chief Executive Officer and Director (principal executive officer)

/s/ William E. Alvarez, Jr. William E. Alvarez, Jr.	Executive Vice President, Chief Financial Officer and Secretary (principal financial and accounting officer)

/s/ I. Joseph Massoud I. Joseph Massoud	Chairman of the Board of Directors

/s/ Timothy W. Hassler Timothy W. Hassler	Chief Operating Officer, Chief Compliance Officer and Director

/s/ Steven Drogin Steven Drogin	Director

/s/ Mel P. Melsheimer Mel P. Melsheimer	Director

/s/ Richard A. Sebastiao Richard A. Sebastiao	Director

/s/ Dennis C. O’Dowd Dennis C. O’Dowd	Director

Exhibit Index

(k)(9)	Loan Funding and Servicing Agreement by and among the Registrant, Patriot Capital Funding LLC I, Fairway Finance Company, LLC, Harris Nesbitt Corp. and Wells Fargo Bank, National Association
(k)(10)	Purchase and Sale Agreement by and between the Registrant and Patriot Capital Funding LLC I
(k)(11)	Securities Account Control Agreement by and among the Registrant, Patriot Capital Funding LLC I, Harris Nesbitt Corp. and Wells Fargo Bank, National Association
(k)(12)	Intercreditor and Concentration Account Administration Agreement by and among the Registrant, U.S. Bank National Association and Wells Fargo, National Association
(l)	Opinion and Consent of Sutherland Asbill & Brennan LLP